                                    EXHIBIT 1
                                    ---------

                                                         Corporate Headquarters:
   [NETPLEX LOGO]                         1800 Robert Fulton Drive, Second Floor
                                                                Reston, VA 20191
                                          Tel: 703-716-4777    Fax: 703-716-1110

Netplex Contact:                              Investor Contact:
Peter Russo, The Netplex Group, Inc.          Joe Zappulla, Wall Street Investor Relations Corp.
703-716-4777                                  301-907-4090
prusso@netplexgroup.com                       JZappulla@WallStreetIR.com
------------------------                      --------------------------

For Immediate Release

                      Netplex Reports Third Quarter Results

         Company Realigns Operations to Focus on Two Strategic Business
            Units, Eliminates More Than $6 Million in Annual Expenses

RESTON, Va. - November 13, 2000 - The Netplex Group, Inc. (Nasdaq: NTPL) today announced the financial results for its third quarter ended September 30, 2000. The Company's results reflect a change in the manner in which Netplex reports revenue from its Contractors Resources subsidiary. Revenue of that subsidiary will reflect only the fee income charged by the Company, whereas in prior periods it included the gross billings provided by its members to clients. This change is consistent with industry practice and recent pronouncements from the accounting profession. As a result, Netplex has restated prior periods for comparative purposes.

In addition, the financial results of the third quarter exclude all revenue from its discontinued operations and operations planned to become discontinued, in conjunction with the Company's previously announced restructuring program.

After giving effect to these changes, Netplex's consolidated revenue and gross profit margins for the quarter ended September 30, 2000 were $4,531,000 and 49.1 percent respectively, compared to $4,490,000 and 46.9 percent for the previous quarter and $4,486,000 and 42.2 percent for the same period of the previous year. Consolidated services revenue, net of product sales and inter-company revenue transactions, was $4,112,000--up 10 percent from the previous quarter's $3,728,000 and up 8 percent from $3,815,000 for the same period last year. Consolidated service gross margins increased to 50.7 percent in the third quarter from 50.5 percent in the second quarter and 44.3 percent for the same period last year.

"This change in the way we report revenue better demonstrates Netplex's high value service offerings, which now can be more clearly portrayed through the reporting of our high gross profit margins," said Netplex Chairman, President, and CEO Gene Zaino. "We believe this will enable investors and analysts to more easily evaluate our business and identify the value we have created."

The consolidated financial results reflect the operations of Netplex's two distinct companies after the elimination of all inter-company revenue transactions:

     o Netplex's e-Solutions practice, an industry-focused e-Business consultancy that has shown consistent revenue and profit margin growth, and

     o Contractors Resources, which operates the well-positioned and high-potential MyBizOffice(TM) service for independent professionals.

During the third quarter, Netplex began the implementation of several initiatives to establish cost efficiencies relative to current revenue levels. These initiatives are intended to accelerate profitability and focus on the growth and development of these two companies. As a result, Netplex has accomplished the following objectives during the third quarter and early part of the fourth quarter:

     o Sold its Onion Peel Solutions (OPS) subsidiary, an operation not considered strategic to the Company's higher margin e-Solutions business.

     o Combined the Technical Consulting Services (TCS) division with its Contractors Resources subsidiary, enabling the MyBizOffice service to leverage the thousands of consultants and dozens of customer relationships that have been established over the past six years, while eliminating the overhead costs to operate the division.

     o Re-engineered various corporate and administrative functions, resulting in a cost savings of approximately $1.2 million.

     o Closed its Roseland, N.J. office and reduced related, corporate and administrative overhead costs by $3.0 million.

     o Announced its intention to sell the Company's Systems Integration division, which it anticipates will take place by the first quarter of next year.

     o Streamlined its e-Solutions operation by combining its Business Protection Services (BPS) group with its core retail consulting, creative design, and e- application development practices. The combined operation extends the scope of its security expertise to its expansive retail customer base.

"We are quickly realizing the benefits of the cost cutting and streamlining initiatives implemented during the third quarter," said Netplex Chief Financial Officer Peter Russo. "We believe these measures will reduce operating and corporate overhead costs by over $6 million annually. Our employees have seized these initiatives with renewed enthusiasm and are excited about the Company's future prospects."

"Our employees' entrepreneurial spirit has kicked in and we have not had a single voluntary termination, at any level, since we launched our cost-reduction plan," added Gene Zaino. "I extend my sincere appreciation to all Netplex employees for their continuing dedication and drive toward making our Company a success." Further evidence of employee-heightened morale is an increase in ownership of Netplex's common shares by the Company's management and employees by approximately 500,000 shares.


e-Solutions Overview

The Netplex e-Solutions business is focused on delivering industry-specific consulting, creative design, application development, and information security services. The sale of OPS, the anticipated sale of the Systems Integration division, and the migration of TCS to Contractors Resources results in a pure e-Solutions consulting business with a track record of rapid growth and high margins.

The Netplex e-Solutions practice's staff--which includes about 100 highly skilled professionals with an average of 10 years Retail industry and information security experience--concentrates on delivering high-value business strategy, creative interactive marketing, and secure technology solutions. Netplex's e-Solutions consultancy is now led by Larry Davenport, Senior Vice President and General Manager, who has been instrumental in the rapid growth and success of Netplex's retail-related consulting business during the last two years.

"We are focused on reinforcing our position as the consultant of choice throughout the entire life-cycle for the retail and consumer products manufacturer industry, and we have established the appropriate leadership infrastructure to do so," said Davenport. "With increasing frequency, our traditional retail customers, which had once only called on Netplex for Point-of-Sales systems and retail software integration, are coming to us to help create, deploy, and secure their site and store (`clicks-and-bricks') integration strategies. As a result, we are providing our retail customer base, and recently an increasing number of consumer products manufacturers-- well over 300 companies--with a wider variety of our high value consulting, creative, and development services."

Including inter-company activity, the e-Solutions business reported third-quarter consulting services revenue of $4,040,000, compared to $3,883,000 last quarter and $3,809,000 for the third quarter of last year. Operating profit for this segment was $854,000 in the third quarter, compared to $644,000 last quarter and $1,025,000 for the third quarter of last year.

The following table presents the pro forma results of the e-Solutions business, giving effect to the expense reduction and streamlining activities that took place in September, but estimating the effect of these changes as if they took place at the beginning of the reporting period for third quarter ended September 30, 2000. Also, revenue is shown before the elimination of inter-company transactions to present the complete operations of the segment. These pro forma results are intended to estimate how the current operations are performing after the execution of our restructuring plan.

e-Solutions Pro Forma Segment Data
   All dollar amounts in thousands.

----------------------------------------------------------------------------------------------
Revenue                               3Q00          2Q00         %Chg.       3Q99        %Chg.
----------------------------------------------------------------------------------------------
  e-Solutions: Services              $4,040          3,883          4%      3,809            6%
----------------------------------------------------------------------------------------------
   Product resales                      419            762         --         671           --
----------------------------------------------------------------------------------------------
    TOTAL                             4,459          4,645         --       4,480           --
----------------------------------------------------------------------------------------------
Gross Profit
----------------------------------------------------------------------------------------------
  e-Solutions: Services              $2,046        $ 1,955          5%      1,746           17%
----------------------------------------------------------------------------------------------
   Product resales                       81            164         --         113           --
----------------------------------------------------------------------------------------------
    TOTAL                             2,127          2,119         --       1,859           14%
----------------------------------------------------------------------------------------------
Gross Profit Margin Percent
----------------------------------------------------------------------------------------------
  e-Solutions: Services                50.6%          50.3%        --        45.8%          --
----------------------------------------------------------------------------------------------
   Product resales                     19.3%          21.5%        --        16.8%          --
----------------------------------------------------------------------------------------------
    TOTAL                              47.7%          45.6%        --        41.5%          --
----------------------------------------------------------------------------------------------
Operating Income                     $  854            644         33%      1,025          (17%)
----------------------------------------------------------------------------------------------
Corporate Expenses*                   1,200          2,000        (40%)     1,051           14%
----------------------------------------------------------------------------------------------
EBITDA                                 (346)        (1,356)        --         (26)          --
----------------------------------------------------------------------------------------------

*Estimated allocation of general corporate expense

As of September 30, 2000 the e-Solutions business consisted of 65 billable professionals.

The average billable rate was $165 an hour and the annualized service revenue per billable professional was $240,000. The utilization rate for the period was 69 percent The estimated total business backlog and near term business pipeline is approximately $28 million. Voluntary turnover for the period was less than 5 percent Average project size was approximately $600,000. Exposure to start-up dotcom entity customer revenue and/or accounts receivable is less than 5 percent of total business.


Contractors Resources (MyBizOffice) Overview

Netplex's Contractors Resources subsidiary, which operates the MyBizOffice online service, provides business management, administrative, and advisory services for independent professionals. Contractors Resources leads its industry with the most comprehensive suite of services and superior member satisfaction. Through our recently announced partnership with TheBancorp.com, MyBizOffice will be the first consultant services company to add online banking services to its offering. As a result, members will soon be able to establish a line of credit through which they can receive funds before their clients provide payment.

Contractors Resources completed the transition of its inside sales force to its Reston, Va., headquarters during the third quarter. "We have a new qualified sales team and we've developed new tools and processes that help this team better communicate the many benefits and advantages MyBizOffice offers to the independent work style," added Zaino. "As a result, we are now signing new members at a significantly faster rate than at any point in our history."

During the last several months, Contractors Resources focused on bolstering its corporate sales initiatives. "In addition to incorporating new value-added services for our members, we've formalized various service offerings that target the companies and government agencies that use these professionals," Zaino said. "Through these new `Consultant Management Services,' organizations now have several different ways they can leverage the MyBizOffice service to improve how they position themselves to accommodate the consultant work force. These new services benefit both our membership and the businesses that use them: we provide our members easy access to premier organizations while helping our corporate customers become more attractive to talented consultants."

Contractors Resources also fortified its development and operational teams during recent months. Key additions to the MyBizOffice team include David North, who has transitioned from Netplex's e-Solutions practice to serve as Senior Vice President and CTO, and Elizabeth Fleischer, who was an executive officer of a similar business and now joins Contractors Resources as Director of Contracts and Membership Policies.

The Contractors Resources financial information presented in this release reflects a change in the manner in which the Company recognizes revenue. Previously, Contractors Resources was required to recognize its members' gross billings as revenue. Beginning with the current third quarter, the Company now recognizes only the fees it charges to its members, which, on average, represent four percent of its members' billings. For comparability, Netplex has restated Contractors Resources' results for all periods presented. This change is consistent with industry practice and is in compliance with new financial guidelines.1

"Contractors Resources began requesting such a change in 1998. We applaud the accounting profession for enacting this modification to its established accounting practices," said Peter Russo. "While this new accounting methodology will change the amount of revenue reported from a "gross billing" to a "fee income" basis, it properly reports revenue consistent with the substance of our business model and correctly presents the Company's gross profit margins."

Netplex's Contractors Resources subsidiary reported revenue from member consultants of $430,000 for the third quarter, compared to $425,000 in the second quarter of this year and $328,000 from the third quarter of 1999.

Netplex reported an operating loss for CR of $1,157,000 for the third quarter, compared to $1,056,000 for the previous quarter and $420,000 for the same period last year.

The following table presents the pro forma results of Contractors Resources, giving effect to the expense reduction and streamlining activities that took place in September, but estimating the effect of these changes as if they took place before the reporting period for third quarter ended September 30, 2000. Also, revenue is shown before the elimination of inter-company transactions to present the complete operations of the segment. These pro forma results are intended to estimate how the current operations are performing after the execution of our restructuring plan.


---------------
1 EFIT 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" and the Securities and Exchange Commission's view on revenue recognition as issued in Staff Accounting Bulletin No. 101.

Contractors Resources Segment Data
   All dollar amounts in thousands

-----------------------------------------------------------------------------------------
                                                   3Q00              2Q00            3Q99
-----------------------------------------------------------------------------------------
Service Fees (Revenue)                                430(1)           425            328
-----------------------------------------------------------------------------------------
Gross Profit on Service Fees                          286              274            236
-----------------------------------------------------------------------------------------
Gross Profit %                                         67%              65%            72%
-----------------------------------------------------------------------------------------
  Development and Systems expense                     299               98             50
-----------------------------------------------------------------------------------------
  Sales and Marketing expense                         829              653             25
-----------------------------------------------------------------------------------------
  General and Administrative expense                  315              579            581
Operating Loss                                    $(1,157)          (1,056)          (420)
-----------------------------------------------------------------------------------------
Corporate Expenses (allocated)*                       248              278            200
-----------------------------------------------------------------------------------------
EBITDA                                            $(1,405)          (1,334)          (620)
-----------------------------------------------------------------------------------------

(1) Includes $58,000 in fees for consultants formerly part of Netplex's Technical Consulting Services division.

   *Estimated allocation of general corporate expense


Restructuring of Recent Financing

As announced in a Company press release earlier today, Netplex has restructured its Series D financing arrangement. This resulted in the retirement of the $10 million face amount of their security, along with the cancellation of all related warrants from this March 2000 investment, in exchange for $3.5 million in cash, payable over the next six months, and 5.1 million shares of the Company's common stock, issued over time at the holders' request and based on certain conditions.

Under the terms of the restructured agreement, Netplex paid the Series D Preferred stockholders $500,000 in cash, and will provide them with 5.1 million common shares and a total of $3 million in Series E Callable Preferred Securities. Netplex has the right to redeem the Series E Preferred Securities in two payments of $1.5 million each on January 31 and April 30, 2001. If Netplex chooses not to redeem the preferred security on either payment date, the Series E holders may convert that portion of the security into 3.2 million Netplex shares, for a total of 6.4 million shares.


About The Netplex Group, Inc.

The Netplex Group, Inc. (Nasdaq: NTPL) (www.netplexgroup.com) creates e-business
                                        --------------------
solutions that combine industry-specific business strategies; interactive digital marketing; user-centric applications and data systems; and secure, high-performance Internet systems infrastructure. Netplex's complete spectrum of "industrial-strength" e-solutions positions customers to confidently take advantage of the new digital economy.

About MyBizOffice

MyBizOffice, the online service of Netplex's subsidiary, Contractors Resources, Inc., is a Business Services Provider (BSP) designed to provide the financial infrastructure, resources, and business services that help professionals build careers as independent contractors. MyBizOffice serves as a "virtual corporate office" (e-office) for its member contractors by providing the services of a corporate administration staff--such as contract review, time sheet administration, billing and collections, health benefits, retirement plans, wealth-building financial strategies, and tax administration--while helping them keep abreast of developments that affect their independent life and work style.


        Netplex, MyBizOffice, the Netplex logo, and the MyBizOffice logo are trademarks of The Netplex Group, Inc.

Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. It is possible that the assumptions made by management--including, but not limited to, those relating to service offerings, market opportunities, results, performance or expectations--may not materialize. Actual results may differ materially from those projected or implied in any forward-looking statements. In addition to the above factors, other important factors include the risks associated with unforeseen technical difficulties, changes in technology and standards, dependencies on key employees, completion of acquisitions, successful integration of acquisitions, availability of technical talent, dependencies on certain technologies, delays, market acceptance and competition, as well as other risks described from time to time in the Company's filings with the Securities and Exchange Commission, press releases, and other communications.

                                    #  #  #

                    THE NETPLEX GROUP, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                             (Amounts in thousands)


                                                                    (Unaudited)
                                                                    September 30,       December 31,
                          Assets                                        2000               1999
                                                                    -------------       ------------
Current assets:
  Cash and cash equivalents                                           $  7,731             $  4,239
  Accounts receivable, net of allowance for doubtful
     accounts of $358,345 and $342,000, respectively                     6,733                6,765
  Prepaid expenses and other current assets                                659                  826
                                                                      --------             --------
     Total current assets                                               15,123               11,830

  Property and equipment, net                                            1,477                1,590
  Other assets                                                           1,340                  204
  Goodwill and other intangible assets, net                              3,474                4,437
  Net assets of discontinued operations                                  5,915                8,356
                                                                      --------             --------
     Total assets                                                     $ 27,329             $ 26,417
                                                                      ========             ========

              Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                                     $ 2,685             $  3,294
  Line of credit                                                         4,386                5,126
  Accrued expenses and other current liabilities                        10,893                7,883
  Capital lease obligation, current portion                                 13                  108
  Deferred revenues                                                         58                   33
                                                                      --------             --------

     Total current liabilities                                          18,035               16,444
  Capital lease obligations, net of current portion                        168                  168
  Net liabilities of discontinued operations                             1,674                2,459
     Total liabilities                                                  19,877               19,073
                                                                      --------             --------

Commitments and contingencies
Minority interest in subsidiary                                             60                  482
                                                                      --------             --------

Stockholders' equity:
 Preferred Stock:
  Class A Cumulative, $.01 par value, liquidation preference of              1                    1
  $4.00 per share; 2,000,000 shares authorized; 80,597 and
  109,961 shares issued and outstanding at September 30, 2000 and December 31, 1999, respectively
  Class C Cumulative, $.01 par value; liquidation preference of             15                   15
  $3.50 per share; 2,500,000 shares authorized; 1,500,000
  shares issued and outstanding at September 30, 2000 and
  December 31, 1999, respectively
  Class D Cumulative, $.01 par value; 15,000 shares authorized;              1                    0
  10,000 and no shares issued and outstanding at September 30,
  2000 and December 31, 1999, respectively
  Common Stock: $.001 par value, 100,000,000 shares authorized;             18
  18,493,975 and 16,137,250 shares issued and outstanding at                                     16
  September 30, 2000 and December 31, 1999, respectively

  Additional paid in capital                                            34,815               21,762
  Accumulated deficit                                                  (27,458)             (14,932)
                                                                      --------             --------
     Total stockholders' equity                                          7,392                6,862
                                                                      --------             --------
     Total liabilities and stockholders' equity                       $ 27,329             $ 26,417
                                                                      ========             ========

                    THE NETPLEX GROUP, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                             (Amounts in thousands)


                                                       Three Months Ended                   Nine Months Ended
                                                          September 30,                       September 30,
                                                     ----------------------              -----------------------
                                                       2000            1999                2000           1999
                                                     -------          ------             --------       --------
                                                                ------------ (Unaudited)----------------
Revenue
 Services                                            $ 4,112          $ 3,815            $ 10,731        $10,250
 Product                                                 419              671               2,091          1,542
                                                     -------          -------            --------        -------
                                                       4,531            4,486              12,822         11,792
                                                     -------          -------            --------        -------
Cost of revenues
 Services                                              1,968            2,033               5,630          5,015
 Product                                                 338              558               1,559          1,100
                                                     -------          -------            --------        -------
                                                       2,306            2,591               7,189          6,115
                                                     -------          -------            --------        -------

 Gross profit                                          2,225            1,895               5,633          5,677

Selling, general and administrative expenses           5,840            3,149             16,652            7,691
Restructure charges                                    1,512                0              1,512                0
                                                     -------          -------            --------        -------
 Operating loss                                       (5,011)          (1,254)            (12,341)        (2,014)

Interest expense (income), net                            17              116                 (22)           319
                                                     -------          -------            --------        -------

Net loss before income taxes                          (5,145)          (1,370)            (12,509)        (2,333)

Provision for (benefit from) income taxes                 --               --                  --             --
                                                     -------          -------            --------        -------

Loss from continuing operations                       (5,145)          (1,370)            (12,509)        (2,333)

Income (loss) from discontinued operations
 (net of income taxes) - Note B                         (429)             (97)               (951)         1,117

Gain on sale of discontinued operations (net
 of income taxes) - Note B                               513               --                 513             --
                                                     -------          -------            --------        -------

Loss before minority interest                         (5,061)          (1,467)            (12,947)        (1,216)

Minority interest                                        170               --                 422             --
                                                     -------          -------            --------        -------

  Net loss                                            (4,891)          (1,467)            (12,525)        (1,216)

Preferred Stock dividend                                (285)            (118)               (774)          (356)
                                                     -------          -------            --------        -------

Loss applicable to common shareholders               $(5,176)         $(1,585)           $(13,299)       $(1,572)
                                                     =======          =======            ========        =======

Basic and diluted loss per common share              $ (0.28)         $ (0.12)           $  (0.74)       $ (0.13)
                                                     =======          =======            ========        =======

Weighted average common shares outstanding:
  Basic and diluted                                   18,299           12,932              17,870         11,747
                                                     =======          =======            ========        =======